Project: Paid Social Video Scripts	CW: Matt
Client: Teslake	AD:
Client Strategist: Keante	Date: 08/04/23

This script will accompany animation/visuals that explain the product. See storyboard

Script

SCENE	AUDIO	VIDEO
1	Music/SFX: Sounds that surgeons will recognize: monitors, ventilators, etc over corporate music. VO: Spinal surgery is a $9B market . . .	Shot: Pt with scoliosis
2	Music/SFX: Continued VO: where up to 300,000 surgical site infections occur each year.	Shot: Fade to or superimpose x-ray image (Maybe skip?)
3	Music/SFX: Music stops at end of scene. VO: With robotics and a patented antimicrobial alloy, Teslake is revolutionizing spinal surgeries.	Shot: Fade to cartoon vertebrae. (Isolate spine, no pt/skin shown)
4	Music/SFX: Futuristc music begins VO: Tools made from Guardinium™ prevent infections . . .	Shot: Show surgeon holding/interacting with robots.
5	Music/SFX: continued VO: while robots provide a level of precision unattainable by human assistants.	Shot: Fly in robot swarm - animate correction from deformed to straight. Optional - screw placements before robot.
6	Music/SFX: continued VO: More secure hardware . . .	Shot: Rods and screws can "fade in" or "appear" over cartoon spine, then back out to pt pic.
7	Music/SFX: continued	Shot:

SCENE	AUDIO	VIDEO
	VO: and fewer surgical site infections . . .	*No shot provided. Image is annimated pt with straight spine.*
8	Music/SFX: crescendo and end. VO: create better patient outcomes.	Shot: Fade back to image of pt.